Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP ANNOUNCES MANAGEMENT APPOINTMENTS

VANCOUVER, British Columbia – November 08, 2012 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) today announced a number of senior management appointments effective immediately.

The management appointments include the following:

Shoayang Shen who previously held the position of Vice President, Operations has been promoted to the position of Chief Operating Officer of the Company. Since joining Silvercorp in January 2008, Mr. Shen has proven himself to be a consistent performer and as a result has progressed to more senior roles of responsibility within the Company. Mr. Shen holds a Bachelors of Economics from Xiamen University (China), a MBA from the National University of Singapore and a Masters in Management and Professional Accounting from the University of Toronto.

Peter Torn has been promoted to the position of Corporate Secretary and General Counsel for Silvercorp. Mr. Torn has 20 years’ experience with various companies in Europe, Asia and the US. He is a securities and corporate commercial lawyer and a current member of the British Columbia Law Society. Mr. Torn has been involved in a wide range of corporate and securities matters, including mergers and acquisitions, takeovers, corporate reorganizations, joint ventures, cross-border transactions, stock exchange listings, initial public offerings, public and private financings, and securities regulatory issues. He has a MBA and LLB from the University of British Columbia. Lorne Waldman has resigned from the Company as Corporate Secretary to pursue other interests. The Company would like to thank Mr. Waldman for his contributions during his time with Silvercorp and wishes him the best with his future endeavours.

Jonathan Hackshaw joined Silvercorp in July 2012 as Director, Investor Relations for Silvercorp and will lead the Company’s investor relations and corporate communications functions. He was most recently Director of Corporate Communications for Minefinders Corporation Ltd. (“Minefinders”) up to the acquisition of Minefinders by Pan American Silver Corp. earlier this year. Prior to joining Minefinders Mr. Hackshaw held management positions with companies in the advertising and corporate communications service sector and provided consultancy and support services to a number of mining companies as well as companies in various other industries. He began his career in the financial services sector and has a B.Sc. (Hons.) in Accounting, Economics and Finance from Oxford Brookes University, a M.Sc. in Management from the University of Bath and a MBA from the University of Surrey.

The management team now comprises of Rui Feng, Chairman and CEO, Myles Gao, President, Maria Tang, CFO, Shaoyang Shen, COO, Peter Torn, Corporate Secretary and General Counsel and Jonathan Hackshaw, Director, Investor Relations.

Silvercorp has several key development projects in execution at its flagship operation, the Ying Mining District and is currently completing construction of a new mine at the GC project. The Company also has several more projects in its portfolio which it expects to develop in the future. With changes to the management team complete, the Company is well positioned to develop and execute on the opportunities ahead and continue to deliver shareholder value.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.